October 12, 2012

Via Electronic Transmission

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calavo Growers, Inc. – Annual Report on Form 10-K – Filed January 17, 2012 – File No. 000-33385

Dear Mr. Humphrey:

We are in receipt of the above captioned letter. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our responses to each of the comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 31

1.	Please add a narrative discussion regarding your potential cash requirements related to the RFG transaction contingent consideration.

In future filings of our Annual Report on Form 10-K, we will comply with the comment set forth above by adding a narrative discussion regarding the potential cash requirements related to the RFG contingent consideration.

The expected disclosure, which we will include in future filings, is provided below:

If Renaissance Food Group, LLC (RFG) earnings before interest, taxes, depreciation and amortization (EBITDA) for any 12-month period commencing after the closing date (June 1, 2011) and ending prior to the fifth anniversary of such closing date, is equal to or greater than $8 million, and RFG has concurrently reached a corresponding revenue achievement, we have agreed to pay $5 million in cash and to issue 827,000 shares of unregistered Calavo common stock, representing total consideration of approximately $24 million (based on the per share common stock price of $23 as agreed to per the acquisition agreement). This represents the maximum that can be awarded pursuant to the 1st earn-out payment. In the event that the maximum EBITDA and revenue achievements have not been reached within five years after the closing date, but RFG’s 12-month EBITDA during such period equals or exceeds $6 million and RFG has concurrently reached a corresponding revenue achievement, a sliding-scale, as defined, will be used to calculate payment. The minimum amount to be paid in the sliding-scale related to the 1st earn-out payment is approximately $14 million, payable in both cash and shares of unregistered Calavo common stock. RFG has five years to achieve any consideration pursuant to the 1st earn-out payment.

Securities and Exchange Commission

October 12, 2012

Assuming that the maximum earn-out payment has been achieved in the 1st earn-out payment, if RFG’s EBITDA, for a 15-month period commencing after the closing date and ending prior to the fifth anniversary of the closing date, is equal to or greater than $15 million for each of the 12-month periods therein, and RFG has concurrently reached a corresponding revenue achievement, we have agreed to pay $50 million in cash and to issue 434,783 shares of unregistered Calavo common stock, representing total consideration of approximately $60 million (based on the per share common stock price of $23 as agreed to per the acquisition agreement). This represents the maximum that can be awarded pursuant to the 2nd earn-out payment. In the event that the maximum EBITDA and revenue achievements have not been reached within five years after the closing date, but RFG’s 12-month EBITDA during such period equals or exceeds $10 million, and RFG has concurrently reached a corresponding revenue achievement, a sliding-scale will be used to calculate payment. The minimum amount to be paid in the sliding-scale related to the 2nd earn-out payment is approximately $27 million, payable in both cash and shares of unregistered Calavo common stock. RFG has five years to achieve any consideration pursuant to the 2nd earn-out payment. No payment will be made under the contingent earn-out provisions of the RFG acquisition agreement if the EBITDA and revenue targets are not met.

See the following table for the corresponding minimum and maximum payments, both cash and common stock, which could be paid via the 1st and 2nd earn-outs (in 000s):

	1st Earn-out, Minimum	1st Earn-out, Maximum	2nd Earn-Out, Minimum	2nd Earn-Out, Maximum
Cash	$2,917	$5,000	$16,657	$50,000
Common Stock (# of shares)	482	827	435	435

Item 8. Financial Statements and Supplementary Data

Note 17 – RFG Business Acquisition, page 57

2.	Please confirm our understanding that the minimum sliding scale earn-out payments of $14 million and $27 million will only be made if RFG’s 12-month EBITDA during the specified period equals or exceeds $6 million and $10 million, respectively, and RFG has concurrently reached a corresponding revenue achievement. That is, please confirm that, if the EBITDA and revenue targets are not met, no contingent consideration will be paid.

We confirm your understanding as set forth in the comment above. In future filings of our Annual Report on Form 10-K, we will more clearly disclose that if the EBITDA and revenue targets are not met, no contingent consideration will be paid. Please see expected disclosure discussed above in comment 1, which incorporates this disclosure.

Securities and Exchange Commission

October 12, 2012

3.	As a related matter, refer to the line item titled “Acquisition of RFG” in the Consolidated Statement of Shareholders Equity on page 36. Please tell us how you derived the $7,183,000 increase in Additional Paid-In Capital to this acquisition.

The $7,183,000 is comprised of two components related to the acquisition of RFG, (1) common stock issued at close, totaling $952,000, and (2) the estimated fair value at close of the equity portion of our contingent consideration (i.e. the estimated portion of the contingent consideration that will be issued in common stock to the sellers if earnings and revenue targets are achieved), totaling $6,231,000.

We issued 43,000 shares to the Sellers at closing, where the closing price of our common stock was $22.14 per share. 43,000 * $22.14 = $952,000 (note that the credit to common stock for the par value of the shares issued was insignificant).

As noted above, $6,231,000 represents the estimated fair value of the equity portion of our contingent consideration obligation. ASC 805 requires an acquirer to recognize contingent consideration obligations as of the acquisition date as part of the consideration transferred in exchange for the acquired business. The initial measurement of contingent consideration obligations should be the fair value of the obligations, based on circumstances that existed as of the acquisition date.

As disclosed in Note 17 to our consolidated financial statements, the total contingent consideration, both cash and common stock, was estimated to be $7,774,000 at close. $7,413,000 of this total amount was estimated to come from a sliding scale payment of both cash and stock related to provisions of the 1st earn-out payment. The agreed upon equity-to-total consideration ratio is 79.2% in the 1st earn-out payment.

As such, the equity contingent consideration was calculated to be $5,871,000 ($7,413,000 * 79.2%).

The remaining $361,000 was estimated to come from the 2nd earn-out payment. Since the first $10,000,000 of any sliding scale payment in the 2nd earn-out payment is to be paid in stock, we allocated this entire amount to equity contingent consideration.

$5,871,000 + $361,000 = $6,231,000 of estimated equity contingent consideration at close.

Securities and Exchange Commission

October 12, 2012

4.	We note, here and throughout the footnotes and narratives, multiple references to your reliance on third-party valuations. In future filings, your attention is invited to Question 233.02 of Compliance and Disclosure Interpretations: Securities Act Rules. If you attribute purchase price allocation or other similar figures to a third party expert, and not to the registrant, then you are required to comply with the requirements of Securities Act Rule 436 with respect to these statements. Alternatively, if you state that management or the board prepared the allocations and in doing so considered or relied in part upon a report of a third party expert, then there is no requirement to comply with Rule 436. Please revise future filings, as appropriate.

In future filings of our Annual Report on Form 10-K, we will comply with the comment that is set forth above by disclosing that management prepares the purchase price allocation or other similar figures and in doing so has considered or relied in part upon a report of a third party expert.

The revised disclosure which will be included in all future filings is provided below:

Management prepares the purchase price allocation and, in doing so, considered or relied in part upon a report from a third party expert.

The Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

2. Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3. The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Arthur J. Bruno

Arthur J. Bruno
Principal Financial Officer
Calavo Growers, Inc.